

Mailstop 3561

May 17, 2017

Robert M. Ling, Jr.
President and Chief Executive Officer
Unified Grocers, Inc.
5200 Sheila Street
Commerce, CA 90040

> **Re: Unified Grocers, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 27, 2017**
> **File No. 000-10815**

Dear Mr. Ling:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mary M. Kasper, General Counsel
Alison S. Ressler, Sullivan & Cromwell LLP